SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TARRANT APPAREL GROUP
                                (Name of Issuer)

                      Common Stock, no par value per share

                         (Title of Class of Securities)


                                   876289 109
                                 (CUSIP Number)

                             Guggenheim Capital, LLC
                       227 West Monroe Street, Suite 4900
                                Chicago, IL 60606
                             Attn: James L. Foorman
                                 (312) 827-0100

                                 with a copy to:

                                 Dennis Sullivan
                             Sullivan & Cromwell LLP
                         1701 Pennsylvania Avenue, N.W.
                            Washington, DC 20006-5805
                                 (202) 956-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 16, 2006

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 14 pages
CUSIP No. 876289 109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Guggenheim Capital, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
Number Of Shares         8.   SHARED VOTING POWER
Beneficially Owned
By Each Reporting             3,500,000 (1)
Persons With             -------------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER

                              -0-
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              3,500,000 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,500,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, OO
--------------------------------------------------------------------------------
(1) Power over 1,892,857 shares is exercised through Guggenheim Investment Management, LLC, which is a subsidiary of Guggenheim Capital, LLC. Power over 1,607,143 shares is exercised through Midland Advisors Company, which is a subsidiary of Guggenheim Capital, LLC.

                                                              Page 3 of 14 pages
CUSIP No. 876289 109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Guggenheim Investment Management, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
Number Of Shares         8.   SHARED VOTING POWER
Beneficially Owned
By Each Reporting             1,892,857
Persons With             -------------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER

                              -0-
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              1,892,857
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,892,857
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
     (1)

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IA, OO
--------------------------------------------------------------------------------
(1) Guggenheim Investment Management, LLC disclaims membership in a group, and thus disclaims beneficial ownership of securities beneficially owned directly by North American Company for Life and Health Insurance and Midland National Life Insurance Company.

                                                              Page 4 of 14 pages
CUSIP No. 876289 109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Orpheus Holdings, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              1,892,857 (1)
                         -------------------------------------------------------
Number Of Shares         8.   SHARED VOTING POWER
Beneficially Owned
By Each Reporting             -0-
Persons With             -------------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER

                              1,892,857 (1)
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,892,857 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
     (2)

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     WC
--------------------------------------------------------------------------------
(1) Power is exercised through Guggenheim Investment Management, LLC, which is the manager of Orpheus Holdings, LLC.
(2) Orpheus Holdings, LLC disclaims membership in a group, and thus disclaims beneficial ownership of securities beneficially owned directly by North American Company for Life and Health Insurance and Midland National Life Insurance Company.

                                                              Page 5 of 14 pages
CUSIP No. 876289 109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Midland Advisors Company
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     South Dakota
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
Number Of Shares         8.   SHARED VOTING POWER
Beneficially Owned
By Each Reporting             1,607,143
Persons With             -------------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER

                              -0-
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              1,607,143
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,607,143
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
     (1)

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------
(1) Midland Advisors Company disclaims membership in a group, and thus disclaims beneficial ownership of securities beneficially owned directly by Orpheus Holdings, LLC.

                                                              Page 6 of 14 pages
CUSIP No. 876289 109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     North American Company for Life and Health Insurance
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              642,857 (1)
                         -------------------------------------------------------
Number Of Shares         8.   SHARED VOTING POWER
Beneficially Owned
By Each Reporting             -0-
Persons With             -------------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER

                              642,857 (1)
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     642,857 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
     (2)

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------
(1) Power is exercised through Midland Advisors Company, which is the agent of North American Company for Life and Health Insurance.
(2) North American Company for Life and Health Insurance disclaims membership in a group, and thus disclaims beneficial ownership of securities beneficially owned directly by Orpheus Holdings, LLC and Midland National Life Insurance Company.

                                                              Page 7 of 14 pages
CUSIP No. 876289 109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Midland National Life Insurance Company
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Iowa
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER

                              964,286 (1)
                         -------------------------------------------------------
Number Of Shares         8.   SHARED VOTING POWER
Beneficially Owned
By Each Reporting             -0-
Persons With             -------------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER

                              964,286 (1)
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     964,286 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
     (2)

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------
(1) Power is exercised through Midland Advisors Company, which is the agent of Midland National Life Insurance Company.
(2) Midland National Life Insurance Company disclaims membership in a group, and thus disclaims beneficial ownership of securities beneficially owned directly by Orpheus Holdings, LLC and North American Company for Life and Health Insurance.

                                                              Page 8 of 14 pages

ITEM 1.   SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, no par value per share (the "Common Stock"), of Tarrant Apparel Group, a California corporation ("TAG"). The principal executive offices of TAG are located at 3151 East Washington Blvd., Los Angeles, CA 90023.

ITEM 2.   IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by (i) Guggenheim Capital, LLC, a Delaware limited liability company ("GC"), (ii) Guggenheim Investment Management, LLC, a Delaware limited liability company ("GIM"), (iii) Orpheus Holdings, LLC, a Delaware limited liability company ("Orpheus"), (iv) Midlands Advisors Company, an [Iowa corporation] ("MAC"), (v) North American Company for Life and Health Insurance, an Illinois corporation ("NACOLAH") and (vi) Midland National Life Insurance Company, an Iowa corporation ("MNLIC"). GC, GIM, Orpheus, MAC, NACOLAH and MNLIC are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         The state of organization for each of GC, GIM and Orpheus is Delaware. The state of organization for MAC is South Dakota. The state of organization for MNLIC is Iowa. The state or organization for NACOLAH is Illinois. The principal business address of GC, which also serves as its principal office, is 227 West Monroe Street, Chicago, IL 60606. The principal business address of GIM and Orpheus, which also serves as their principal office, is located at 135 East 57th Street, New York, NY 10022. The principal business address of MAC, which also serves as its principal office, is located at 200 East 10th Street, Suite 301, Sioux Falls, SD 57104. The principal business address of MNLIC, which also serves as its principal office, is located at One Midland Plaza, Sioux Falls, SD 57193. The principal business address of NACOLAH, which also serves as its principal office, is located at 525 West Van Buren, Chicago, IL 60607.

         The principal business of Orpheus is to make direct and indirect loans and investments in corporate interests. The principal business of GIM is to serve as the manager of Orpheus and other investment entities. The principal business of GC is to provide diversified investment services. The principal business of MNLIC and NACOLAH is to provide insurance and annuity related products and services. The principal business of MAC is to serve as investment agent of MNLIC and NACOLAH and other investment entities.

         Schedules 1 through 6 hereto set forth the following information with respect to each executive officer and director or manager of the Reporting
Persons: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any other corporation or other organization in which such employment is conducted.

         During the past five years, none of the Reporting Persons, nor to the best of their knowledge, any person identified on Schedules 1 through 6 has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such

                                                              Page 9 of 14 pages

proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 26, 2006, a copy of which is attached hereto as Exhibit 8.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 16, 2006, Orpheus, MNLIC and NACOLAH acquired warrants (the "Warrants") immediately exercisable for 1,892,857, 964,286 and 642,857 shares of Common Stock respectively, pursuant to the Warrants Purchase Agreement (the "Purchase Agreement"), dated June 16, 2006, among TAG, Orpheus, MNLIC, NACOLAH, and Durham Capital Corporation, a New York corporation. Pursuant to the Purchase Agreement, on June 16, 2006, TAG issued the Warrants in connection with the execution of a $65 million credit facility (the "Credit Facility") described in the Credit Agreement (the "Credit Agreement"), dated June 16, 2006, among TAG, certain subsidiary borrowers and guarantors, Guggenheim Corporate Funding, LLC, an affiliate of GIM, as administrative agent and collateral agent for the lenders, and Orpheus, MNLIC and NACOLAH as lenders. The Credit Facility under the Credit Agreement consists of an initial term loan facility with availability of up to $25 million and an additional term loan of up to $40 million will be available under this facility to finance acquisitions acceptable to Guggenheim. All amounts under the term loans become due and payable in December 2010. The Credit Facility contains financial covenants, including covenants that TAG maintain minimum levels of EBITDA and interest coverage ratios and limitations on additional indebtedness, and negative covenants.

         The Warrants have a term of 10 years. The Warrants are exercisable at a price of $1.88 per share with respect to 20% of the shares of Common Stock underlying the Warrant, $2.00 per share with respect to 20% of the shares, $3.00 per share with respect to 20% of the shares, $3.75 per share with respect to 20% of the shares and $4.50 per share with respect to 20% of the shares. The exercise prices are subject to adjustment for certain dilutive issuances pursuant to the terms of the Warrants.

         The terms of the Warrants provide that upon the borrowing of an additional amount of up to $2.5 million under the Credit Facility pursuant to
Section 2.3 of the Credit Agreement, the Warrants shall become exercisable for 178,571, 107,143 and 71,429 additional shares of Common Stock for Orpheus, MNLIC and NACOLAH, respectively. The Credit Agreement provides that additional Warrants will be issued to the lenders under the Credit Agreement in connection with the funding of additional amounts under the Credit Facility.

ITEM 4.   PURPOSE OF TRANSACTION.

         The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

         The Reporting Persons have acquired the Warrants in connection with providing the commitments and term loans under the Credit Facility. The Warrants were acquired for investment purposes. Consistent with the terms of the Credit Agreement, the Reporting Persons have had, and may have in the future, discussions with management of TAG and may make

                                                             Page 10 of 14 pages

suggestions concerning TAG's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their extension of credit. Each Reporting Person expects that it will, from time to time, review its investment position in TAG and may, depending on market and other conditions, choose to exercise the Warrants to obtain the underlying shares of TAG Common Stock.

         Whether the Reporting Persons exercise the Warrants, purchase any additional securities of TAG, or dispose of any securities of TAG, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of securities of TAG for purchase at particular price levels, TAG's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions management of TAG, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in TAG, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional securities of TAG (by means of open market or privately negotiated purchases) or to dispose of some or all of the securities of TAG held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the securities of TAG. Each Reporting Person may have discussions with the Company or take actions with respect to the covenants and agreements, and any future draw-downs, under the Credit Agreement and related documents with respect to the Credit Facility, and may waive or fail to waive any covenants and take actions, including calling a default, with respect to its commitments under the Credit Facility in its sole discretion.

         Except as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of TAG, or the disposition of securities of TAG, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TAG or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of TAG or any of its subsidiaries, (d) any change in the present board of directors or management of TAG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of TAG, (f) any other material change in TAG's business or corporate structure, (g) changes in TAG's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TAG by any person, (h) a class of securities of TAG being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of TAG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. The Reporting Persons, however, expect to evaluate on an ongoing basis TAG's financial condition, business, operations and prospects, the market price of TAG Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors it deems appropriate. Accordingly, the Reporting Persons reserve the right to change its plans and intentions at any time, as it deems

                                                             Page 11 of 14 pages

appropriate, subject to relevant legal restrictions and certain contractual restrictions described in Item 6 below.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

         (a) Percentage interest calculations for each Reporting Person are based upon TAG having 30,543,763 total outstanding shares of Common Stock as of May 12, 2006, according to TAG's most recent Form 10-Q filing (the "10-Q") on May 16, 2006, plus such additional number of shares as would be created if the respective Reporting Person exercised all of its Warrants.

         Each Reporting Person disclaims beneficial ownership of all shares of Common Stock in which such Reporting Person does not have a pecuniary interest.

         (b) Orpheus is the owner of Warrants corresponding to 1,892,857 underlying shares of Common Stock. NACOLAH is the owner of Warrants corresponding to 642,857 underlying shares of Common Stock. MNLIC is the owner of Warrants corresponding to 964,286 underlying shares of Common Stock.

         As the manager of Orpheus, GIM may be deemed to beneficially own Warrants corresponding to 1,892,857 underlying shares of Common Stock. As the agent of NACOLAH and MNLIC, MAC may be deemed to beneficially own Warrants corresponding to 1,607,143 underlying shares of Common Stock. As the parent of GIM and MAC, GC may be deemed to beneficially own Warrants corresponding to 3,500,000 underlying shares of Common Stock.

         The Reporting Persons disclaim membership in a group, as defined in
Section 13(d)(3) of the Act. The amount of shares of Common Stock held by all Reporting Persons in the aggregate hereunder equals 10.3% of TAG's Common Stock, which percentage is calculated based upon the 30,543,763 shares of Common Stock reported outstanding by TAG as of May 12, 2006, as disclosed in the 10-Q, and the additional 3,500,000 shares of Common Stock that would be created if all Reporting Persons exercised their Warrants.

         (c) The Reporting Persons have not effected any transactions in TAG Common Stock directly or indirectly during the 60 days prior to the date of this
Schedule 13D.

         (d) No one other than the Reporting Persons has the power to exercise the Warrants described in Item 3.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Credit Agreement
----------------

         A copy of the Credit Agreement is attached as Exhibit 1 hereto and is incorporated by reference herein. The description of the Credit Agreement in this Statement is subject to, and qualified in its entirety by, the full text of the Credit Agreement.

                                                             Page 12 of 14 pages

Purchase Agreement
------------------

         Subject to the terms and conditions set forth in the Purchase Agreement, TAG agreed to issue the Warrants described in Item 5(b) of this form. A copy of the Purchase Agreement is attached as Exhibit 2 hereto and is incorporated by reference herein. The description of the Purchase Agreement in this Statement is subject to, and qualified in its entirety by, the full text of the Purchase Agreement.

Registration Rights Agreement
-----------------------------

         TAG has agreed to file and use its best efforts to cause to be declared effective a registration statement under the Securities Act of 1933, as amended, with respect to the shares of Common Stock underlying the Warrants. A copy of the Registration Rights Agreement is attached as Exhibit 3 hereto and is incorporated by reference herein. The description of the Registration Rights Agreement in this Statement is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement.

Warrant Agreements
------------------

         Copies of the Warrant Agreements are attached as Exhibits 4 through 6 hereto and are incorporated by reference herein. The description of the Warrant Agreements in this Statement is subject to, and qualified in its entirety by, the full text of the Warrant Agreements.

Co-Sale Letter Agreement
------------------------

         Gerard Guez ("Guez") and Todd Kay ("Kay"), both shareholders, executive officers and members of the board of directors of TAG, have agreed with Orpheus, MNLIC and NACOLAH that such Reporting Persons shall have the right to participate in certain proposed sales of TAG Common Stock not involving a public offering by either Guez or Kay. Orpheus, MNLIC and NACOLAH are collectively entitled to participate in an amount up to 33.33% of the total sale. A copy of the Co-Sale Letter Agreement is attached as Exhibit 7 hereto and is incorporated by reference herein. The description of the Co-Sale Letter Agreement in this Statement is subject to, and qualified in its entirety by, the full text of the Co-Sale Letter Agreement.

         Except as set forth herein or in the exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1: Credit Agreement, dated as of June 16, 2006, by and among Tarrant Apparel Group, Fashion Resource (Tcl), Inc., Tag Mex, Inc., United Apparel Ventures, LLC, Private Brands, Inc., No! Jeans, Inc., as Borrowers; the other Credit Parties party thereto from time to time, as Guarantors; the Lenders party thereto from time to time; and Guggenheim Corporate Funding, LLC, as Administrative Agent and Collateral Agent for the Lenders.

                                                             Page 13 of 14 pages

Exhibit 2: Warrants Purchase Agreement, made and entered into as of June 16, 2006, among Tarrant Apparel Group, Inc., Orpheus Holdings, LLC, North American Company for Life and Health Insurance, Midland National Life Insurance Company and Durham Capital Corporation.

Exhibit 3: Registration Rights Agreement, made and entered into as of June 16, 2006, among Tarrant Apparel Group, Inc., Orpheus Holdings, LLC, North American Company for Life and Health Insurance, Midland National Life Insurance Company and Durham Capital Corporation.

Exhibit 4: Warrant Agreement, dated as of June 16, 2006, by and between Tarrant Apparel Group, Inc., and Orpheus Holdings, LLC.

Exhibit 5: Warrant Agreement, dated as of June 16, 2006, by and between Tarrant Apparel Group, Inc., and North American Company for Life and Health Insurance.

Exhibit 6: Warrant Agreement, dated as of June 16, 2006, by and between Tarrant Apparel Group, Inc., and Midland National Life Insurance Company.

Exhibit 7: Co-Sale Letter Agreement, made and entered into as of June 16, 2006, among Gerald Guez, Todd Kay, Orpheus Holdings, LLC, North American Company for Life and Health Insurance and Midland National Life Insurance Company.

Exhibit 8: Joint Filing Agreement, dated June 26, 2006 among Guggenheim Investment Management, LLC, Orpheus Holdings, LLC, Midland Advisors Company, North American Company for Life and Health Insurance and Midland National Life Insurance Company.

                                                             Page 14 of 14 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2006

                                   Guggenheim Capital, LLC

                                     /s/ Todd Boehly
                                   ---------------------------------------------
                                   Name:  Todd Boehly
                                   Title: Managing Partner

                                   Guggenheim Investment Management, LLC

                                     /s/ Todd Boehly
                                   ---------------------------------------------
                                   Name:  Todd Boehly
                                   Title: Managing Partner

                                   Orpheus Holdings
                                   By: Guggenheim Investment Management, LLC,
                                         Manager

                                     /s/ Todd Boehly
                                   ---------------------------------------------
                                   Name:  Todd Boehly
                                   Title: Managing Partner

                                   Midland Advisors Company

                                     /s/ Todd Boehly
                                   ---------------------------------------------
                                   Name:  Todd Boehly
                                   Title: Managing Partner

                                   North American Company for Life and Health
                                     Insurance
                                   By: Midland Advisors Company, Agent

                                     /s/ Todd Boehly
                                   ---------------------------------------------
                                   Name:  Todd Boehly
                                   Title: Managing Partner

                                   Midland National Life Insurance Company
                                   By: Midland Advisors Company, Agent

                                     /s/ Todd Boehly
                                   ---------------------------------------------
                                   Name:  Todd Boehly
                                   Title: Managing Partner


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             GUGGENHEIM CAPITAL, LLC

         Unless otherwise specified, the business address for each of the individuals listed below is 227 West Monroe Street, Suite 4900,
Chicago, IL, 60606.

         Each of the individuals listed below is a citizen of the United States of America.


NAME                   PRESENT AND PRINCIPAL       ADDRESS (if different)
                       OCCUPATION
--------------------------------------------------------------------------------
Jonathan T. Morley     Executive Committee Member  135 East 57th Street

                                                   New York, NY 10022
--------------------------------------------------------------------------------
Mark R. Walter         CEO
--------------------------------------------------------------------------------
Peter Lawson-Johnston  Executive Committee Member  135 East 57th Street

                                                   New York, NY 10022
--------------------------------------------------------------------------------
Homer J. Holland       CEO, Holland Partners       Holland Partners

                                                   7301 E. Sundance Trail, D201

                                                   Po Box 5402

                                                   Carefree, AZ 85377
--------------------------------------------------------------------------------

                                   SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      GUGGENHEIM INVESTMENT MANAGEMENT, LLC

         Unless otherwise specified, the business address for each of the individuals listed below is 135 East 57th Street, New York, NY 10022.

         Each of the individuals listed below is a citizen of the United States of America.


NAME                   PRESENT AND PRINCIPAL       ADDRESS (if different)
                       OCCUPATION
--------------------------------------------------------------------------------
Stephen D. Sautel      Managing Director
--------------------------------------------------------------------------------
Todd L. Boehly         Managing Director
--------------------------------------------------------------------------------
Adrian G.W. Duffy      Managing Director
--------------------------------------------------------------------------------
Kenneth Nick           Chief Compliance Officer
--------------------------------------------------------------------------------

                                   SCHEDULE 3

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ORPHEUS HOLDINGS, LLC

         Unless otherwise specified, the business address for each of the individuals listed below is 135 East 57th Street, New York, NY 10022.

         Each of the individuals listed below is a citizen of the United States of America.


NAME                   PRESENT AND PRINCIPAL       ADDRESS (if different)
                       OCCUPATION
--------------------------------------------------------------------------------
Donald J. Puglisi      Director                    c/o Puglisi & Associates

                                                   850 Library Avenue, Suite 204

                                                   Newark, Delaware 19711
--------------------------------------------------------------------------------

                                   SCHEDULE 4

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            MIDLAND ADVISORS COMPANY

         Unless otherwise specified, the business address for each of the individuals listed below is 200 East 10th Street, Suite 301, Sioux Falls, SD 57104.

         Each of the individuals listed below is a citizen of the United States of America.


NAME                   PRESENT AND PRINCIPAL       ADDRESS (if different)
                       OCCUPATION
--------------------------------------------------------------------------------
E. John Fromelt        Director and President
--------------------------------------------------------------------------------
Mark R. Walter         Director                    227 West Monroe, Suite 4900

                                                   Chicago, IL 60606
--------------------------------------------------------------------------------
Dominic J. Curcio      Director                    227 West Monroe, Suite 4900

                                                   Chicago, IL 60606
--------------------------------------------------------------------------------
Byron Scott Minerd     Director                    100 Wilshire Blvd.,

                                                   Santa Monica, CA 90401
--------------------------------------------------------------------------------
Tyson D. Rehfeld       Vice President
--------------------------------------------------------------------------------
Scott W. Van Horssen   Assistant Vice President
--------------------------------------------------------------------------------

                                   SCHEDULE 5

                       DIRECTORS AND EXECUTIVE OFFICERS OF
              NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE

         Unless otherwise specified, the business address for each of the individuals listed below is 525 West Van Buren, Chicago, IL 60607.

         Each of the individuals listed below is a citizen of the United States of America.


NAME                   PRESENT AND PRINCIPAL       ADDRESS (if different)
                       OCCUPATION
--------------------------------------------------------------------------------
Gary J. Gaspar         Director, Sr. Vice
                       President and CIO
--------------------------------------------------------------------------------
Michael M. Masterson   Director, Chairman and CEO
--------------------------------------------------------------------------------
John J. Craig II       Director and Sr. Vice
                       President
--------------------------------------------------------------------------------
Robert W. Korba        Director                    5949 Sherry Lane, Suite 1900

                                                   Dallas, TX 75225
--------------------------------------------------------------------------------
Roland C. Barker       Director                    5342 South Shore Drive

                                                   Chicago, IL 60615
--------------------------------------------------------------------------------
Willard Bunn III       Director, Investment        Baytree Bancorp
                       Banker
                                                   9 Market Square Court

                                                   Lake Forest, IL 60045-1406
--------------------------------------------------------------------------------
William D. Heinz       Director, Attorney          Jenner & Block

                                                   One IBm Plaza

                                                   Chicago, IL 60611
--------------------------------------------------------------------------------
Ronald H. Ridlehuber   Director, President and COO
--------------------------------------------------------------------------------
Stephen P. Horvat Jr.  Sr. Vice President -
                       General Counsel
                       and Secretary
--------------------------------------------------------------------------------
Thomas M. Meyer        Sr. Vice President and      One Midland Plaza
                       Treasurer
                                                   Sioux Falls, SD 57193
--------------------------------------------------------------------------------
Donald J. Iverson      Sr. Vice President and      One Midland Plaza
                       Actuary
                                                   Sioux Falls, SD 57193
--------------------------------------------------------------------------------

                                   SCHEDULE 6

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                     MIDLAND NATIONAL LIFE INSURANCE COMPANY

         Unless otherwise specified, the business address for each of the individuals listed below is One Midland Plaza, Sioux Falls, SD 57193.

         Each of the individuals listed below is a citizen of the United States of America.


NAME                   PRESENT AND PRINCIPAL       ADDRESS (if different)
                       OCCUPATION
--------------------------------------------------------------------------------
Steven C. Palmitier    Director, President and COO
--------------------------------------------------------------------------------
Michael M. Masterson   Director, Chairman and CEO  525 West Van Buren

                                                   Chicago, IL 60607
--------------------------------------------------------------------------------
John J. Craig II       Director and Sr. Vice       525 West Van Buren
                       President
                                                   Chicago, IL 60607
--------------------------------------------------------------------------------
Robert W. Korba        Director                    5949 Sherry Lane, Suite 1900

                                                   Dallas, TX 75225
--------------------------------------------------------------------------------
Donald J. Iverson      Director, Sr. Vice
                       President and Actuary
--------------------------------------------------------------------------------
Stephen P. Horvat Jr.  Sr. Vice President and      525 West Van Buren
                       Chief Legal Officer
                                                   Chicago, IL 60607
--------------------------------------------------------------------------------
Thomas M. Meyer        Sr. Vice President and CFO
--------------------------------------------------------------------------------